

vin social

THE GRAPE TO GLASS EXPERIENCE

hey, hi, how are ya?

MEET SARA MOLL, FOUNDER & CEO

- Former Creative Director in fashion
- 8 years in the wine industry
- Certified Sommelier
- Certified Specialist of Wine
- WSET Level 3 with Distinction
- Valedictorian International Culinary Center



vin social

Hospitality at Scale

Vin Social scales the human touch of hospitality in the virtual world.

Cultivating important business relationships has taken a big hit.
Dinners, box seats, and intimate gatherings are the second language of commerce.

Companies are failing to solve for it.
Zoom fatigue has lead to a sharp drop-off in attendance to most virtual gatherings.

We deliver a 89% average attendance rate.
Our unique virtual hospitality experience drives curiosity about the event and delivers a premium experience to guests.

> ***"Software companies are experimenting with virtual events with one goal, to create digital networking opportunities that rival physical events."***
>
> **- trends.exchange**













































salesforce IBM SITECORE TANIUM artemis HEALTH CISCO HAVAS GROUP FORTUNE
ADWEEK TripActions Ansys TEALIUM Stella CONNECT World Wide Technology hims & hers
HashiCorp onapsis Kustomer verizon TEMPLE UNIVERSITY JWPLAYER UNIVISION

Let's have a Vin Social



Small Batch, Diverse Wineries & Distilleries

A customizable and beautiful gift box

We source sustainable products from small-batch makers.

We leverage the maker's DTC license to deliver a gift box directly to attendees' homes prior to the event.



vin social

A stimulating experience for the top 10% of consumers

We deliver a premium digital edu-tainment experience to "warm up & wine up" the audience, positioning our clients for success.



Expert Talent Our Sommelier Hosts

An entertaining expert host

Each Vin Social is hosted by one of our own wine educators (only 20% of applicants are selected).

Hosts are skilled on-camera storytellers who move the audience from passive participant to interaction.

A New Category: Virtual Corporate Hospitality

All virtual events categories are directly served by Vin Social's current business model.



Virtual Event Market Growth

Source: Grand View Research

$800bn
$700bn
$600bn
$500bn
$400bn
$300bn
$200bn
$100bn
$0bn

2016   2020   2030

This chart contains forward-looking projections that cannot be guaranteed

**Hyper Growth Category:
Hopin at $2.1B valuation in 8 months**

$774B
2030

$78B
2020

B2B2C business model



Virtual Hospitality


gift a shareable experience
vin social celebrate
Premium sparkling wine
Artisanal chocolate bar
Sparkling bottle stopper
Confetti
$100 (+shipping) per box
vin social feast
Premium Red Wine
2 original recipes
Sustainable spice
Sustainable caviar lentils
Microplane
Vin Social corkscrew
$100 (+shipping) per box
vin social relax
Premium Red Wine
Hand poured soy candle
Shea Brand CBD bath bombs
Vin Social corkscrew
$125 (+shipping) per box
vin social explore
6 Premium Bottles (mixed)
Educational packet
Winemakers' stories
Map, Tips, Tasting Notes
Vin Social corkscrew
$199 (+shipping) per box
each set is curated to include sustainably crafted and sourced products from small, independent businesses

Corporate Gifting



Product Subscriptions

$650K+

in revenue since July 2020 launch

#1 source of revenue

Renewals & upsells

#1 source of client acquisition

attendees of our events

Attendees want more.

After the event, attendees can make personal purchases of the products we provide directly from us.

This strengthens our #1 acquisition channel: bringing us to their own companies to host a Vin Social.

"Vin Social is like pushing the Easy Button."
- Client, VP of Sales

"There wasn't one dull moment (that never happens!!)"
- Attendee

"An amazing experience."
-Client, Field Marketer

We are an alternative & innovative online DTC channel for small-batch makers.

Higher margins. Brand amplification. Direct access to customers.















1. Vin Social creates event registration page and Client invites their guests
2. Vin Social provides wines and spirits, expert talent, and virtual event production expertise
3. Vin Social ships products and educational materials to all attendees in advance
4. Attendees join the experience from their computer, tablet, or phone
5. Attendees have a collective experience no matter where they are located (US only).
6. Small batch makers form relationships with premium consumers via Vin Social











vin social 7

Our mission is to support sustainable, small-batch wineries.



Together, we can support 10,000+ small businesses:

- Traditional sales channels require a 50% to 80% margin hit.
- Up to 50% of revenues lost due to tasting rooms closures
- 11% of revenues lost due to restaurant closures

Our makers are

- Diverse
- Passionate
- Purpose-driven
- Small business owners
- Sustainable/Organic/Biodynamic

cheers.
let's raise a glass.

Give a gift box or **host** a Vin Social with us!
sara@vinsocial.co

